JUR_SP - 43464936v1 - 10550005.487886 JUR_SP - 57849026v6 - 12066004.556979 INTER&CO, INC. INTER & CO, INC. (NASDAQ: INTR, B3: INBR32) (“Inter&Co” or the “Company”), further to the 6K disclosed on January 26, 2026 regarding the procedures for the discontinuation of the Company’s Level II Sponsored Brazilian Depositary Receipts program (the "Sponsored Level II BDRs" and the "Sponsored Level II BDR Program") backed by Class A common shares (“Class A Common Shares”), hereby informs its shareholders and the market that, through Official Letter No. 81/2026/CVM/SRE/GER-2 attached hereto (“Official Letter”), it was notified that, at a meeting held on May 6, 2026, the CVM's Board of Commissioners (the "Board of Commissioners") partially granted the Company’s request for the adoption of a differentiated procedure for the discontinuation of the Sponsored Level II BDR Program, on the following terms: (i) delivery of Class A ordinary shares issued by the Company (ticker: INTR), traded on NASDAQ, to holders of Level II Sponsored BDRs who elect this alternative (“Receipt of Class A Ordinary Shares”); (ii) receipt of Unsponsored Level I BDRs (ticker: INBR34) backed by Class A Ordinary Shares (ticker: INTR) in a 1:1 ratio (the same composition as the current Level II Sponsored BDRs (ticker: INBR32)) may be included in the discontinuation procedure as an option available to investors, but it will not be the default option for those who do not expressly indicate otherwise (“Receipt of Unsponsored Level I BDRs”); (iii) the standard and automatic procedure for investors who do not expressly state their preferred option during the Election Period will be the Sales Facility, consisting of the sale, on NASDAQ, of the Class A Ordinary Shares underlying the Level II Sponsored BDRs listed on B3 S.A. – Brasil, Bolsa, Balcão, and the subsequent delivery of the proceeds from such sale to the relevant investors (“Sales Facility”). The Company further informs that: (a) it will proceed with the discontinuation of the Level II Sponsored BDR Program under the terms of the Board of Commissioners decision; and (b) it will disclose the full schedule and other details of the procedure to holders of the Company’s Level II Sponsored BDRs within 10 (ten) Brazilian business days counted from receipt of the Official Letter by the Company. The Company will keep the market and its shareholders informed regarding the matters addressed in this Material Fact. Additional information may be obtained from the Company's Investor Relations Department, through the email ir@inter.co or on the website: http://investors.inter.co. Belo Horizonte, September 2, e 2026 RAFAELA DE OLIVEIRA VITÓRIA Head of Investor Relations

COMISSÃO DE VALORES MOBILIÁRIOS Rua Sete de Setembro, 111/2-5º e 23-34º Andares, Centro, Rio de Janeiro/RJ – CEP: 20050-901 – Brasil - Tel.: (21) 3554-8686 Rua Teixeira da Silva, nº 217, 8º e 9º andares - Paraíso - São Paulo/SP - CEP: 04002-905 SCN Q.02 – Bl. A – Ed. Corporate Financial Center, S.404/4º Andar, Brasília/DF – CEP: 70712-900 – Brasil -Tel.: (61) 3327-2030/2031 www.cvm.gov.br Ofício nº 81/2026/CVM/SRE/GER-2 Rio de Janeiro, 01 de setembro de 2026. À Senhora ANA LÚCIA PEREIRA B³ S.A. Brasil, Bolsa, Balcão Superintendência de Listagem e Acompanhamento de Empresas Praça Antonio Prado, 48 01010-901 São Paulo (SP) cc aos Senhores Inter & Co, Inc. Ugland House, Grand Cayman KY1-1104 PO Box 309 - Cayman Islands JOSÉ LUIZ HOMEM DE MELLO Pinheiro Neto Advogados Rua Hungria, nº 1.100 CEP: 01.455-906 - São Paulo, SP ana.pereira@b3.com.br; emissores@b3.com.br; sep@cvm.gov.br; jhmello@pn.com.br; gmonteiro@pn.com.br Assunto: Manifestação do Colegiado Processo SEI n.º 19957.002560/2026-75 - Pedido de cancelamento de Programa de BDR N II Senhores Requerentes, 1. Referimo-nos ao pedido realizado junto à B³ em 29/01/2026 por INTER & CO, INC ("Emissora" ou "Patrocinadora" ou "Requerente") bem como à manifestação encaminhada pela B³ à CVM em 13/02/2026 a respeito do procedimento diferenciado que a Patrocinadora pretende implementar para a descontinuidade de negociação dos BDRs lastreados em ações de sua emissão, no âmbito do pedido de cancelamento do Programa de BDRs Nível II (registrado sob o n ú m e r o CVM/SRE/BDR/2021/071, no Processo SEI 19957.005552/2021-76, naquela oportunidade no nível I, alterado para Nível II no âmbito do processo 19957.003813/2022-02); 2. A propósito, comunicamos que, em reunião realizada em 06/05/2026, por maioria dos votos, o Colegiado da CVM decidiu, nos termos do extrato da ata ora anexado, pelo deferimento parcial do pedido de adoção de procedimento diferenciado para descontinuidade das negociações dos BDRs Nível II da Patrocinadora. 3. Com vistas a dar maior clareza em termos de horizonte temporal da apreciação dos pedidos em tela, listamos as etapas futuras para fins de apreciação, pela CVM, dos pedidos ora em comento: 1. Uma vez sendo efetivado o procedimento de descontinuidade nos termos aprovados pelo Colegiado, os Requerentes deverão apresentar à CVM declaração da B³ atestando o cumprimento dos referidos procedimentos, sendo que a SRE se manifestará em até 20 dias úteis a respeito, para fins do cancelamento do registro do Programa de BDR Nível II, sendo cabível a apresentação de eventuais exigências e reiteração, às quais serão aplicáveis os prazos previstos para pedido de registro de ofertas públicas de distribuição de valores mobiliários e 2. Após o cancelamento do registro do Programa de BDR Nível II a SRE se manifestará à SEP em até 15 dias úteis para que aquela área técnica proceda ao cancelamento do registro de Emissor Estrangeiro. 4. Pedimos, portanto, que atentem para os orientações acima, de modo a que possa ser dado prosseguimento ao efetivo cancelamento do programa de BDR NII e registro de emissor, ambos em nome da Inter&Co, Inc. Atenciosamente, ELAINE MOREIRA M. DE LA ROCQUE Gerente de Registro 2 Documento assinado eletronicamente por Elaine Moreira Martins de La Rocque, Gerente, em 01/09/2026, às 17:26, com fundamento no art. 6º do Decreto nº 8.539, de 8 de outubro de 2015.

A autenticidade do documento pode ser conferida no site https://sei.cvm.gov.br/conferir_autenticidade, informando o código verificador 2814864 e o código CRC 89165E6D. This document's authenticity can be verified by accessing https://sei.cvm.gov.br/conferir_autenticidade, and typing the "Código Verificador" 2814864 and the "Código CRC" 89165E6D. Referência: Processo nº 19957.002560/2026-75 Documento SEI nº 2814864